Exhibit 99.1
LINKTONE REPORTS UNAUDITED FIRST QUARTER
2011 FINANCIAL RESULTS
BEIJING, China, June 9, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the first quarter ended March 31, 2011.
UNAUDITED RESULTS FOR THE FIRST QUARTER

	Three months ended
US$ million, except for per ADS items	March 31, 2011	December 31, 2010	March 31, 2010
Gross Revenues	$13.9	$16.1	$19.0
Gross Profit	4.9	4.6	4.9
Operating Income/(Loss)	(0.5)	(2.4)	0.0
GAAP Net Income/(Loss) from Continuing Operations	0.9	(1.7)	0.1
GAAP Net Income/(Loss)	0.9	(1.4)	0.1

GAAP Net Income/(Loss) per ADS (Diluted)	$0.02	$(0.03)	$0.00

Non-GAAP Net Income/(Loss)	0.9	(0.1)	0.2

Non-GAAP Net Income/(Loss) per ADS (Diluted)	$0.02	$(0.00)	$0.00

Cash and cash equivalents as well as short-term investments available for sale totaled $97.4 million, or $2.31 per diluted ADS, as of March 31, 2011, compared with $93.0 million as of December 31, 2010.
Linktone’s financial results for the three months ended March 31, 2011 included the following:
Gross revenues declined due primarily to further constraints implemented by the telecom network operators in the People’s Republic of China (“PRC”) regarding SMS services, as well as lower than expected box office sales from theatrical titles distributed by the Company’s majority owned subsidiary InnoForm Group and an increase in competition from parallel DVD imports from lower cost distributors.
GAAP net income improved largely as a result of improved gross margins and reduced operating expenses associated with increased operational efficiency, a gain of $0.2 million from the open market sale of $10 million of senior secured notes in Aerospace Satellite, and the reversal of a provision against trade receivables in the first quarter of 2011 in the amount of $0.04 million, compared with a $1.2 million provision related to a loan receivable recorded in the fourth quarter of 2010.
“We have effectively transitioned Linktone from being solely a mobile value-added content and service provider in the PRC, to a diversified media and entertainment company operating in multiple markets. While our first quarter revenue fell below expectations based largely on weaker than anticipated data-related services due to ongoing policy tightening and other changes at the telecom network operators in the PRC, we continued to shift our product mix beyond data and audio-related services, which accounted for 66% of revenue in the 2011 first quarter, compared with 98% of revenue in the same period in 2010,” said Group Chief Executive Officer Hary Tanoesoedibjo. “To further offset the instability within the PRC’s mobile market, we remain focused on our strategy to diversify our revenue base and enter new markets to expand our geographic reach. To this end, we continue to seek opportunities to broaden our portfolio of products and services and increase our presence in strategically targeted locations throughout Asia.

“Although our mobile offerings remain an important part of our strategy and we plan to continue delivering value-added products and services to Chinese mobile users, we believe a tremendous opportunity exists in cinema, television and other forms of media distribution throughout Asia,” Mr. Tanoesoedibjo continued. “We are working diligently to expand our distribution capabilities through new agreements in markets such as Indonesia, Hong Kong, Malaysia and Singapore where we believe we can quickly build a solid foundation for growth and market share expansion. Given our management team’s breadth of experience in both traditional and new media development, we believe Linktone is poised to be a leader in the advancement of the media, entertainment and edutainment industries in Southeast Asia as we continue to execute on our strategic objectives.”
FIRST QUARTER REVENUE MIX
Linktone’s first quarter revenue mix includes VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and CRBT), sales of media content, and mobile and PC games. The breakdown of revenue in the first quarter was as follows:

	Three months ended
	March 31, 2011		December 31, 2010
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
VAS Data-related services	$7.1	51%	$10.1	63%
VAS Audio-related services	2.1	15%	1.1	7%
Media content	3.7	27%	4.1	25%
Mobile games	0.6	4%	0.5	3%
PC games	0.4	3%	0.3	2%

Total gross revenue	$13.9	100%	$16.1	100%

The shift in first quarter 2011 revenue mix was primarily related to a decline in SMS revenue from data-related services, partially offset by an increase in IVR revenue from audio-related services.
Data-related services revenue was $7.1 million, representing 51% of gross revenues, compared with $10.1 million, or 63% of gross revenues for the fourth quarter of 2010. The sequential decrease was primarily due to lower revenue from SMS in Linktone’s operations in the PRC, which was impacted by ongoing policy tightening at China Mobile Communications Corporation (“CMCC”) and China United Telecommunications Corporation (“CU”), two of the key telecom network operators with which Linktone partners in the PRC.

The breakdown of data-related services revenue in the first quarter was as follows:

	Three months ended
	March 31, 2011		December 31, 2010
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
SMS	$5.6	40%	$8.7	54%
MMS	0.7	5%	0.8	5%
WAP and JAVA	0.8	6%	0.6	4%

Total Data-related services	$7.1	51%	$10.1	63%

•
Short messaging services (“SMS”) revenue decreased sequentially, primarily due to the above-mentioned policy tightening at CMCC and CU. Linktone’s Indonesia operation generated SMS revenue of $1.2 million for the first quarter of 2011, compared with $1.3 million in the fourth quarter of 2010.

•
Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue increased sequentially, primarily due to an increase in Java services, following the launch of new versions of certain titles on selected handsets.

Audio-related services accounted for 15% of gross revenues, or $2.1 million, compared with 7% of gross revenues, or $1.1 million, for the fourth quarter of 2010. The sequential increase was primarily due to the fact that Linktone recorded a $1.5 million reversal of IVR revenue in the fourth quarter of 2010, related to a misunderstanding between Linktone and one of the PRC telecom network operators regarding the amount of IVR revenue Linktone had earned following the industry consolidation in the preceding quarter.
The breakdown of audio-related services revenue in the first quarter was as follows:

	Three months ended
	March 31, 2011		December 31, 2010
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
IVR	$1.6	11%	$1.5	9%
Less reversal	—	—	(1.5)	(9%)

Adjusted IVR	$1.6	11%	—	—
CRBT	0.5	4%	1.1	7%

Total Audio-related services	$2.1	15%	$1.1	7%

•
Interactive Voice Response services (“IVR”) revenue increased sequentially, primarily due to the aforementioned one-time $1.5 million reversal of IVR revenue in the fourth quarter of 2010. Linktone did not incur any such revenue reversal in the first quarter of 2011 and does not expect to recognize any additional revenue adjustments in future periods.

•
Color Ring-Back Tones (“CRBT”) revenue declined sequentially due to centralized management of CRBT contents by CMCC, which reduced the level of CRBT cooperation and the related revenue contribution at provincial levels.

Media content revenue declined sequentially, due to lower than expected box office sales from theatrical titles and an increase in competition from parallel imported DVD titles from lower cost distributors.
Mobile games revenue increased by 20% compared with the fourth quarter of 2010, due to the release of new versions of existing titles, increased popularity of Letang’s mobile role-playing games and expanded promotion of the Company’s online gaming services.
MARGINS, EXPENSES AND BALANCE SHEET

	Three months ended
US$ million, except for margin items	March 31, 2011	December 31, 2010	March 31, 2010
Gross profit margin	35%	29%	26%
Operating income/(loss) margin	(4%)	(15%)	0%

Operating expenses	$5.5	$6.9	$4.9
Selling and marketing expenses	2.2	1.4	2.1
Product development expenses	0.5	0.7	0.8
Other general and administrative expenses	2.8	3.7	2.0
Income tax expense/(benefit)	0.1	(0.4)	0.4
The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the first quarter of 2011 include the following:
•
Gross profit margin increased sequentially, primarily due to an improvement in cooperation terms with channel partners and a non-recurring reversal of IVR revenue in the fourth quarter of 2010. First quarter 2010 gross margin was impacted by a one-time increase in revenue sharing payments to new business partners related to certain popular IVR content.

•
Operating loss margin improved on a sequential quarter basis primarily as a result of improved operational efficiency and decreased general and administrative expenses and impairment expenses, partially offset by increased selling and marketing expenses.

•
Operating expenses for the fourth quarter of 2010 totaled $6.9 million. This included an impairment provision of $1.2 million against a loan receivable from Allied Pacific Sports Baseball Network Limited and Allied Pacific Sports Network Limited that was deemed unlikely to be collectible. Excluding the impact of this impairment expense, operating expenses for the first quarter of 2011 were in-line with the fourth quarter of 2010.

•	Selling and marketing expenses increased primarily due to more marketing activities via operator channels during the first quarter of 2011.
•
Other general and administrative expenses decreased compared with the fourth quarter of 2010. This decline was attributable to the reversal of a doubtful debt provision following the first quarter collection of a prior trade receivable, lower consulting fees and improved operational efficiency. The year-over-year increase in other general and administrative expenses was primarily related to expenses associated with the subsidiaries the Company acquired in 2010.

•
The Company realized an Income tax benefit in the first quarter of 2011, due primarily to a true-up of the tax provision to returns prepared for the year 2010, which reduced the income tax expense recorded for 2010.

•
Cash and cash equivalents, as well as short-term investments available for sale, totaled $97.4 million as of March 31, 2011, compared with $93.0 million as of December 31, 2010. The increase was primarily due to the $3.4 million in cash flow from operations during the first quarter of 2011.

SECOND QUARTER 2011 OUTLOOK
•
For the second quarter ending June 30, 2011, Linktone anticipates gross revenues to be in the range of $12 million to $14 million, including revenue from its VAS services, distribution of licensed products and other services.

USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached unaudited financial information, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

ABOUT LINKTONE LTD.
Linktone Ltd. (the “Company”) is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.
FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the PRC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in the PRC or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	March 31,
	2010	2011
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	58,875,399	69,897,044
Restricted cash	573,784	579,586
Short-term investments	34,128,663	27,501,475
Accounts receivable, net	17,871,933	16,230,235
Tax refund receivable	2,767,084	2,897,600
Inventory	2,304,716	2,417,693
Deposits and other current assets	6,283,156	4,583,877
Deferred tax assets	1,254,529	1,120,051

Total current assets	124,059,264	125,227,561

Property and equipment, net	11,796,390	11,920,439
Intangible assets, net	11,546,227	11,058,285
Goodwill	40,483,355	40,483,355
Non-current assets held for sale	819,578	819,578
Deferred tax assets	72,480	121,693
Other long-term assets	2,499,426	2,530,538

Total assets	191,276,720	192,161,449

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,696,039	3,978,708
Accounts payable, accrued liabilities and other payables	24,045,406	24,656,341
Short-term loan	4,191,591	4,363,170
Loan payable
Deferred revenue	402,139	405,832
Deferred tax liabilities	1,078,403	1,050,232
Total current liabilities	33,413,578	34,454,283
Long-term liabilities
Deferred tax liabilities	1,743,466	1,725,809
Other long term liabilities	2,412,068	871,911

Total liabilities	37,569,112	37,052,003

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares and 421,435,030 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	42,113	42,144
Additional paid-in capital	137,581,956	137,634,339
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	2,329,174	1,571,236
Cumulative translation adjustments	9,563,052	10,720,668
Accumulated losses	(19,689,371)	(18,788,099)
Non-controlling interest	21,414,519	21,462,993
Total shareholders’ equity	153,707,608	155,109,446

Total liabilities and shareholders’ equity	191,276,720	192,161,449

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share(ADS) and per share (ADS)data)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	18,957,884	16,104,539	13,942,210
Sales tax	(596,715)	(503,868)	(227,600)
Net revenues	18,361,169	15,600,671	13,714,610
Cost of services	(13,430,402)	(11,025,110)	(8,770,399)
Gross profit	4,930,767	4,575,561	4,944,211
Operating expenses:
Product development	(821,127)	(690,866)	(545,191)
Selling and marketing	(2,097,175)	(1,376,221)	(2,165,032)
Other general and administrative	(2,022,695)	(3,650,808)	(2,787,383)
Reversal/(provision) for impairment	14,648	(1,212,455)	37,975
Total operating expenses	(4,926,349)	(6,930,350)	(5,459,631)
Income/(loss) from operations	4,418	(2,354,789)	(515,420)
Interest income	543,247	244,596	913,845
Other income / (loss)	(2,496)	206,031	490,395
Gain on disposal of investments	—	—	200,000
Income/(loss) before tax	545,169	(1,904,162)	1,088,820
Income tax benefit/(expense)	(409,172)	357,380	(141,545)
Less: Net income attributable to non-controlling interest	(34,986)	(156,235)	(46,003)
Net income/(loss) from continuing operations	101,011	(1,703,017)	901,272
Net income from discontinued operations	—	315,256	—
Net income/(loss)	101,011	(1,387,761)	901,272
Other comprehensive income:	20,804	2,685,026	399,678
Comprehensive income	121,815	1,297,265	1,300,950

Basic income/(loss) per ordinary share:
Continuing operations	0.00	(0.00)	0.00
Discontinued operations	0.00	0.00	0.00
Total net income/(loss)	0.00	(0.00)	0.00
Diluted income/(loss) per ordinary share:
Continuing operations	0.00	(0.00)	0.00
Discontinued operations	0.00	0.00	0.00
Total net income/(loss)	0.00	(0.00)	0.00
Basic income/(loss) per ADS:
Continuing operations	0.00	(0.04)	0.02
Discontinued operations	0.00	0.01	0.00
Total net income/(loss)	0.00	(0.03)	0.02
Diluted income/(loss) per ADS:
Continuing operations	0.00	(0.04)	0.02
Discontinued operations	0.00	0.01	0.00
Total net income/(loss)	0.00	(0.03)	0.02

Weighted average ordinary shares:
Basic	420,756,430	421,130,130	421,193,281
Diluted	421,168,821	421,130,130	421,285,286

Weighted average ADSs:
Basic	42,075,643	42,113,013	42,119,328
Diluted	42,116,882	42,113,013	42,128,529

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	101,011	(1,387,761)	901,272
Less: Stock based compensation expense	(76,915)	(52,490)	(22,381)
Reversal/(provision) for impairment	14,648	(1,212,455)	37,975
Non-GAAP net income/(loss)	163,278	(122,816)	885,678

Non-GAAP diluted income/(loss) per share	0.00	(0.00)	0.00
Non-GAAP diluted income/(loss) per ADS	0.00	(0.00)	0.02
Number of shares used in diluted per-share calculation	421,168,821	421,130,130	421,285,286
Number of ADSs used in diluted per-share calculation	42,116,882	42,113,013	42,128,529